UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Rightside Group, Ltd.

(Name of Subject Company)

DTS Sub Inc.

(Offeror)

Donuts Inc.

(Parent of Offeror)

(Name of Filing Person)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

76658B100

(CUSIP Number of Class of Securities)

Alvaro Alvarez

SVP, General Counsel & Secretary

Donuts Inc.

10500 NE 8th Street, Suite 1450

Bellevue, Washington 98004

(424) 262-4238

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jens M. Fischer

Kara Tatman

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 98101-3099

(206) 359-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$219,219,756.90	$25,407.57

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation was calculated by (i) multiplying the offer price of $10.60 by 21,309,166 Shares, which is the sum of (a) 19,287,957 outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Rightside Group, Ltd. (“Rightside”), (b) 772,896 Shares underlying outstanding in-the-money stock options exercisable under Rightside’s equity plans (the “Options”), and (c) 1,248,313 Shares underlying outstanding restricted stock units, and (ii) subtracting the aggregate exercise price of the Options. This calculation does not include any Shares issuable upon exercise of the Company’s outstanding warrants, as the exercise price per share for the warrants is greater than $10.60 per share. The warrants are therefore not expected to be exercised. The foregoing share figures and aggregate exercise price have been provided by Rightside to the offeror and are as of June 23, 2017, the most recent practicable date.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.00011590.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25,407.57	Filing Party: Donuts Inc.
Form or Registration No.: Schedule TO	Date Filed: June 27, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on June 27, 2017 with the Securities and Exchange Commission (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer (the “Offer”) by DTS Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Donuts Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Rightside Group, Ltd., a Delaware corporation (“Rightside” or the “Company”), at a price of $10.60 per Share, net to the holder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2017 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO and its applicable exhibits remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO (or applicable exhibit).

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 15 – “Certain Conditions of the Offer” of the Offer to Purchase is hereby amended and supplemented by inserting the following paragraph to the end of Section 15:

“The condition to the Offer requiring that (i) on behalf of the Company and each of its subsidiaries that owns or otherwise holds a top-level domain, the Company will have provided advance notice of the Transactions to ICANN and the related “Change of Control” pursuant to Section 7.5 of the applicable Registry Agreements, and (ii) with respect to the Company and each such subsidiary, either (A) the Company will have received notice of ICANN’s express consent to the Transactions pursuant to Section 7.5 of the applicable Registry Agreements, or (B) the time periods specified in Section 7.5(d) of the applicable Registry Agreements will have elapsed and ICANN will not have expressly denied or expressly withheld its consent to the Transactions, has been satisfied. The Company provided advance notice to ICANN on June 14, 2017, and the Company and Parent received notice of ICANN’s express consent to the Transactions with respect to the Company and its applicable subsidiaries on July 15, 2017.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(E)	Joint press release issued by Parent and Rightside, dated July 17, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2017

DTS Sub Inc.

By:	/s/ ALVARO ALVAREZ
Name:	Alvaro Alvarez
Title:	Vice President and Secretary

Donuts Inc.

By:	/s/ ALVARO ALVAREZ
Name:	Alvaro Alvarez
Title:	SVP, General Counsel and Secretary

EXHIBIT LIST

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 27, 2017.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on June 27, 2017.*

(a)(5)(A)	Joint press release issued by Parent and Rightside, dated June 14, 2017 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent on June 14, 2017).*

(a)(5)(B)	Email to employees of Parent, dated June 14, 2017 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by Parent on June 14, 2017).*

(a)(5)(C)	Email to registrars of Parent, dated June 14, 2017 (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C filed by Parent on June 14, 2017).*

(a)(5)(D)	Joint press release issued by Parent and Rightside, dated July 7, 2017.*

(a)(5)(E)	Joint press release issued by Parent and Rightside, dated July 17, 2017.

(b)	Debt Commitment Letter, dated June 13, 2017, by and among Silicon Valley Bank and Parent.*

(d)(1)	Agreement and Plan of Merger, dated as of June 13, 2017, among Parent, Purchaser and Rightside (incorporated by reference to Exhibit 2.1 of Rightside’s Current Report on Form 8-K filed on June 14, 2017).*

(d)(2)	Confidentiality Agreement between Parent and Rightside, dated as of March 27, 2017, and amended as of May 25, 2017.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.